UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

JD Logistics Appoints New Chief Executive Officer

On November 13, 2025, JD Logistics, Inc. (“JD Logistics”) (HKEx: 2618), a consolidated subsidiary of JD.com, Inc. (the “Company,” together with its subsidiaries and consolidated affiliated entities, the “JD Group”), has appointed Mr. Zhenhui Wang as its chief executive officer and an executive director to succeed Mr. Wei Hu, with effect from November 13, 2025. Mr. Hu has tendered his resignation as the chief executive officer and an executive director of JD Logistics since he will assume new roles and responsibilities in JD Group.

Mr. Zhenhui Wang joined JD Group in April 2010 and has since held multiple important positions within JD Group and JD Logistics. He served as the general manager of North China region, the vice president of the Warehouse Department of JD Group, and the president of Smart Devices Business of JD Group from April 2010 to May 2016, and as the head of Fulfillment Operations of JD Group from May 2016 to April 2017. He has also acted as the chief executive officer of JD Logistics from April 2017 to December 2020, and he has returned to JD Group and been responsible for the development of innovative businesses since 2024. Prior to joining JD Group, Mr. Wang served as the general manager of the China Sales and Business Department of Lenovo Group Limited (stock codes of the Stock Exchange: 992 (HKD counter) and 80992 (RMB counter); stock code of American Depositary Receipt stock code: LNVGY) from December 1999 to April 2010, the director of the business operations center of Eternal Asia Supply Chain Management Ltd. (stock code of the Shenzhen Stock Exchange: 002183), and the general manager of its subsidiary esunny.com. Mr. Wang served as the chief executive officer and co-president of GCL Energy Technology Co., Ltd. (stock code of the Shenzhen Stock Exchange: 002015) from July 2022 to July 2023 and a non-executive director of Theme International Holdings Limited (now known as Deep Source Holdings Limited) (stock code of the Stock Exchange: 990) from July 2021 to December 2024. Further, Mr. Wang was elected as the vice president of the China Federation of Logistics and Purchasing in September 2016, and he was named one of the first batch of Senior Economists in Beijing in July 2018.

Mr. Wang received his bachelor’s degree in engineering from Beijing University of Science and Technology in 1998 and his EMBA degree from China Europe International Business School in 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

By	:	/s/ Ian Su Shan
Name	:	Ian Su Shan
Title	:	Chief Financial Officer

Date: November 13, 2025